EXHIBIT 11.1

             WordCruncher Internet Technologies, Inc.
          Statement re Computation of Earnings Per Share

                                                Year ended December 31,

                                                1997                1998
                                             --------------     ------------
Average shares outstanding                     545,535           6,100,679
Dilutive common stock equivalents:
     Conversion of preferred stock                   0                   0
     Exercise of options and warrants                0             484,000
                                             --------------     ------------
Total shares                                   545,535           6,584,679

Net Income (loss)                            ($335,218)          ($482,909)

Earnings (loss) per share                         (.61)               (.07)